NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada  V6B 4W4

Tel: 604-331-3376  Fax: 604-688-4712

Netco announces the filing of its annual reserves information

Vancouver, May 2, 2006 – Netco Energy Inc. (TSXV: NEI) has filed its annual reserves data and other oil and gas information for the year ended  December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  Copies of the reserves data may be obtained on the SEDAR website at www.sedar.com.

Netco Energy Inc. is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.

For further information, please contact Gordon Nielsen at (604) 331-3376 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.